EXHIBIT 99.1

Emera Acquires Additional Subscription Receipts of Algonquin Power

Halifax, July 29, 2011 – Emera Inc. (TSX: EMA) announced today that it has acquired, on a private placement basis, 6,890,131 subscription receipts (the “2011 Subscription Receipts”) of Algonquin Power & Utilities Corp. (“Algonquin”) (TSX: AQN), at a purchase price of C$5.37 per 2011 Subscription Receipt.

The 2011 Subscription Receipts were issued in connection with the previously announced April 2011 agreement among Emera, Algonquin and First Wind Holdings LLC (“First Wind”) to jointly construct, own and operate wind energy projects in the Northeast United States. First Wind has a 370 Megawatt portfolio of wind energy projects in the Northeast United States, including five operating projects and two projects near operation. Under the April 2011 agreement, these assets will become part of an operating company of which First Wind will own 51%. Emera and Algonquin intend to enter into a separate joint venture (“Northeast Wind”), which will own the remaining 49% of the operating company. Emera will own 75% of Northeast Wind and Algonquin will own the balance. Northeast Wind will invest a total of US$333 million to acquire its 49% interest in the operating company. The transfer of the First Wind projects and related matters requires certain United States federal and state regulatory approvals and other approvals. The transaction is expected to be completed in the fourth quarter of 2011.

Algonquin’s investment in Northeast Wind will be funded, in part, through the net proceeds of the issuance of the 2011 Subscription Receipts.

In addition to holding the 2011 Subscription Receipts, Emera owns 8,523,000 common shares of Algonquin, representing approximately 7.15% of Algonquin’s currently issued and outstanding common shares. Emera also owns 12,000,000 previously subscribed for subscription receipts (the “2010 Subscription Receipts”) which are exchangeable for common shares on completion of the acquisitions by Algonquin of Granite State Electric Company, a regulated electric utility, and Energy North Natural Gas Inc., a regulated natural gas utility, previously announced on December 9, 2010. These transactions are expected to close in the fourth quarter of 2011.

In the event that all of the 6,890,131 common shares issuable pursuant to the 2011 Subscription Receipts and the 12,000,000 common shares issuable pursuant to the 2010 Subscription Receipts are issued, those common shares, together with the 8,523,000 common shares currently held by Emera, would represent approximately 19.85% of Algonquin’s issued and outstanding shares.

The 2011 Subscription Receipts have been acquired for investment purposes only, and Emera has no intention of acquiring control of Algonquin. Depending upon relevant economic, market or business conditions prevailing from time to time, Emera may determine to acquire or to dispose of common shares of Algonquin in TSX traded or privately negotiated transactions or otherwise. Under certain agreements previously entered into with Algonquin, including the Strategic Investment Agreement announced on April 29, 2011, Emera has agreed not to acquire any additional securities of Algonquin except in accordance with such agreements.

The Strategic Investment Agreement also contemplates Emera and Algonquin entering into an agreement providing for the sale to Algonquin of the 49.999% interest held by Emera in California Pacific Electric Company, LLC (“Calpeco”). The sale is subject to the receipt of applicable regulatory approvals. As consideration for the sale of its interest in Calpeco, it is expected that Emera will receive 8,211,000 common shares of Algonquin in two tranches. One half of the common shares are expected to be issued following regulatory approval of the ownership transfer (which is expected to be received in either the fourth quarter of 2011 or the first quarter of 2012) and the balance of the common shares are expected to be issued following completion of Calpeco’s first rate case (which is expected to be completed in 2012). Emera’s entitlement to the common shares will be evidenced by the issuance of 8,211,000 subscription receipts (“Calpeco Subscription Receipts”).

If all of the common shares issuable pursuant to the 2011 Subscription Receipts, the 2010 Subscription Receipts and the Calpeco Subscription Receipts are issued, Emera would hold 24.35% of Algonquin’s outstanding common shares.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About Emera

Emera Inc. is a growing energy and services company with $6.5 billion in assets and 2010 revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com, www.sedar.com or www.sec.gov.

SOURCE: EMERA INC.

Jill MacDonald, CA, Manager, Investor Relations, (902) 428-6486

2